UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____)
Charm Communications Inc.
 (Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
 (Title of Class of Securities)

16112R101
 (CUSIP Number)

May 5, 2010
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	16112R101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chaview Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 5,000,000 shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,000,000 shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 24.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	16112R101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AIF Capital Asia III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 5,000,000 shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,000,000 shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 24.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No.	16112R101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AIF Capital Asia III GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 5,000,000 shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,000,000 shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 24.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

Item 1.

(a)	Name of Issuer

Charm Communications Inc.

(b)	Address of Issuer’s Principal Executive Offices

26th Floor, Tower A, Oriental Media Center 4 Guanghua Road, Chaoyang District Beijing 100026 People’s Republic of China

Item 2.

(a)	Name of Persons Filing

This Schedule 13G is being filed on behalf of Chaview Investments Limited (“Chaview”), AIF Capital Asia III, L.P. (“AIF”) and AIF Capital Asia III GP Limited (“AIF GP”) (collectively, the “Reporting Persons”).  AIF is the sole shareholder of Chaview, and AIF GP is the general partner of AIF.  The Reporting Persons have entered into a Joint Filing Agreement pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.  A copy of the Joint Filing Agreement is attached to this Schedule 13G as Exhibit 1.

(b)	Address of Principal Business Office or, if none, Residence

The business address of Chaview is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

The business address of AIF is P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman KY1-1104, Cayman Islands.

The business address of AIF GP is P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman KY1-1104, Cayman Islands.

(c)	Citizenship

Chaview is a limited liability company incorporated under the laws of the British Virgin Islands.

AIF is an exempted limited partnership formed under the laws of the Cayman Islands.

AIF GP is an exempted limited liability company incorporated under the laws of the Cayman Islands.

(d)	Title of Class of Securities

Class A Ordinary Shares, par value US$0.0001 per share

(e)	CUSIP Number

16112R101

Item 4. Ownership.

(a)	Amount beneficially owned: 5,000,000 shares, representing Class A ordinary shares into which the 5,000,000 Class B ordinary shares held by the Reporting Persons are convertible.

(b)	Percent of class: approximately 24.1%, based on 20,760,102 Class A ordinary shares, which includes 15,760,102 issued and outstanding Class A ordinary shares as of December 31, 2010, according to the information provided by the Issuer on Februry 11, 2011, plus the 5,000,000 Class A ordinary shares into which the 5,000,000 Class B ordinary shares held by the Reporting Persons are convertible.

(c)	Number of shares as to which the Reporting Persons:

	(i)	Sole power to vote or to direct the vote: 5,000,000 shares

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 5,000,000 shares

	(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.  Identification and Classification of Members of the Group

Not Applicable.

Item 9.  Notice of Dissolution of Group

Not Applicable.

Item 10.  Certification

 Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011	Chaview Investments Limited

	By:	/s/ Stephen Lee
Name: Stephen Lee
Title: Director

AIF Capital Asia III, L.P.

	By:	AIF Capital Asia III GP Limited, as general partner
	By:	/s/ Theresa Yuk Mui Chung
Name: Theresa Yuk Mui Chung
Title: Director

AIF Capital Asia III GP Limited
	By:	/s/ Theresa Yuk Mui Chung
Name: Theresa Yuk Mui Chung
Title: Director

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to Class A ordinary shares of Charm Communications, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned agree as follows:

(1)	Each of them is individually eligible to use the Schedule 13G to which this exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(2)
Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, but none of them is responsible for the completeness of accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 14, 2011	Chaview Investments Limited
	By:	/s/ Stephen Lee
Name: Stephen Lee
Title: Director

AIF Capital Asia III, L.P.

	By:	AIF Capital Asia III GP Limited, as general partner
	By:	/s/ Theresa Yuk Mui Chung
Name: Theresa Yuk Mui Chung
Title: Director

AIF Capital Asia III GP Limited
	By:	/s/ Theresa Yuk Mui Chung
Name: Theresa Yuk Mui Chung
Title: Director